Exhibit 99.1

News release

Hydro One Limited announces Susan Wolburgh Jenah as Interim Chair of the Board of Directors

TORONTO, March 25, 2025 – Hydro One Limited announced today that Susan Wolburgh Jenah was selected by the Board of Directors to serve as Interim Chair of the Board. The current Chair, Timothy Hodgson, has taken an unpaid leave of absence to run in the federal election for the Liberal Party of Canada.

Susan Wolburgh Jenah joined the Board of Directors on January 1, 2020 and serves as the Governance and Regulatory Committee Chair, and as a member of the Indigenous, Peoples, Safety and Operations Committee.

Susan Wolburgh Jenah biography

Susan Wolburgh Jenah is a corporate director with four decades of experience as a senior regulator, chief executive officer, lawyer and director. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently serves on the board of Aecon Group Inc. (TSX) and is Chair of the Corporate Governance, Nominating and Compensation Committee. She recently served as Vice-Chair of Humber River Hospital and as a member of the Independent Review Committee of Vanguard Investments Canada. Prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Laurentian Bank of Canada, Aequitas Innovations, The Global Risk Institute, the Investment Industry Regulatory Organization of Canada (IIROC), and the Institute of Corporate Directors.

Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of approximately $8.5 billion.

Our team of approximately 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested approximately $3.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.